

January 22, 2014

Via E-mail
Mr. Thomas F. Ackerman
EVP and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale St.
Wilmington, MA 01887

   Re: Charles River Laboratories International, Inc.
     Form 10-K for the Fiscal Year Ended December 29, 2012
     Filed February 27, 2013
     File No. 001-15943

Dear Mr. Ackerman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Andrew Mew

            Andrew Mew
            Accounting Branch Chief